October 5, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Securian Funds Trust (the “Registrant”)
Request for Acceleration – Pre-Effective Amendment No. 1 filed on Form N-14
File Nos. 333-227113 and 811-04279

Commissioners:

Registrant and the undersigned principal underwriter hereby request, pursuant to Rule 461 under the Securities Act of 1933, that the Commission declare the Pre-Effective Amendment No. 1 to the Securian Funds Trust Registration Statement filed on Form N-14 on October 5, 2018, effective on October 9, 2018, or as soon prior to or thereafter as practicable.

To our knowledge, no distribution of copies of Pre-Effective Amendment No. 1 to the Securian Funds Trust Registration Statement, or the prospectus included therein, has been made to prospective investors.  Distributions thereof have been made only for purposes of internal use by the Registrant and for regulatory filings.

Registrant and the principal underwriter represent that their request is consistent with the public interest and the protection of investors.

Very truly yours,

Securian Funds Trust		Securian Financial Services, Inc.

By:	/s/ Gary M. Kleist	By:	/s/ Keri S. O’Brien
Name: Gary M. Kleist		Name: Keri S. O’Brien
Title: Treasurer		Title: Secretary